PRIMERO MINING CORP.
Suite 1640, One Bentall Centre
505 Burrard Street, Box 24
Vancouver, B.C. V7X 1M6
Telephone: (604) 669-0040 / Facsimile: (604) 669-0014

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

          TAKE NOTICE that the annual and special meeting (the “Meeting”) of shareholders of PRIMERO MINING CORP. (the “Company”) will be held at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada on Tuesday, May 17, 2011 at 2:00 p.m. (Vancouver time), for the following purposes:

1.	to receive the financial statements of the Company for the financial year ended December 31, 2010 and the report of the auditor;

2.	to set the number of directors to be elected;

3.	to elect directors of the Company for the ensuing year;

4.	to appoint an auditor of the Company for the ensuing year;

5.	to consider, and if deemed advisable, to pass a resolution amending the Articles of the Company to allow general meetings to be held outside of British Columbia;

6.

to consider, and if deemed advisable, to pass a resolution to approve certain conversion features in the convertible promissory note issued to Desarrollos Mineros San Luis, S.A. de C.V., an indirect, wholly- owned subsidiary of Goldcorp Inc.;

7.	to consider any permitted amendment to or variation of any matter identified in this Notice; and

8.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

          An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting. No other matters are contemplated; however, any permitted amendment to or variation of any matter identified in this Notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

          Regardless of whether a shareholder plans to attend the Meeting in person, we request that each shareholder please complete, date, and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and Information Circular.

          Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. A shareholder who holds shares in a brokerage account is not a registered shareholder.

DATED at Vancouver, British Columbia, April 5, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Wade Nesmith
Executive Chairman